UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

D.R. Horton, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23331A109

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23331A109	Schedule 13G	Page 2

1.	Name of Reporting Persons: Horton Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 19,435,892
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 19,435,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,435,892
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.66% (1)
12.	Type of Reporting Person (See Instructions): PN

(1)

The calculation of this percentage is based on 343,278,561 shares of Common Stock outstanding as of December 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022 filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 23331A109	Schedule 13G	Page 3

1.	Name of Reporting Persons: Horton Family GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 19,435,892
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 19,435,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,435,892 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.66% (2)
12.	Type of Reporting Person (See Instructions): OO

(1)	Consists of 19,435,892 shares held of record by Horton Family Limited Partnership.
(2)

The calculation of this percentage is based on 343,278,561 shares of Common Stock outstanding as of December 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022 filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 23331A109	Schedule 13G	Page 4

1.	Name of Reporting Persons: Horton Family Limited Partnership II
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 5,065,801
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 5,065,801

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,065,801
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.48% (1)
12.	Type of Reporting Person (See Instructions): PN

(1)

The calculation of this percentage is based on 343,278,561 shares of Common Stock outstanding as of December 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022 filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 23331A109	Schedule 13G	Page 5

1.	Name of Reporting Persons: Double R GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 5,065,801
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 5,065,801

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,065,801 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.48% (2)
12.	Type of Reporting Person (See Instructions): OO

(1)	Consists of 5,065,801 shares held of record by Horton Family Limited Partnership II.
(2)

The calculation of this percentage is based on 343,278,561 shares of Common Stock outstanding as of December 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022 filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 23331A109	Schedule 13G	Page 6

1.	Name of Reporting Persons: Donald Ryan Horton
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,169,351
	6.	Shared Voting Power: 27,369,682
	7.	Sole Dispositive Power: 4,169,351
	8.	Shared Dispositive Power: 27,369,682

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,539,033 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.19% (2)
12.	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 19,435,892 shares held of record by Horton Family Limited Partnership, (ii) 5,065,801 shares held of record by Horton Family Limited Partnership II, (iii) 3,485,240 shares held of record by Sea Mint Pond, L.P., (iv) 684,111 shares held in trusts for the benefit of his children and the children of Douglas Reagan Horton, for which Mr. Horton serves as trustee, (v) 1,499,984 shares held in trusts for the benefit of Donald Ray Horton, for which Mr. Horton serves as co-trustee, and (vi) 1,368,005 shares held in trust for the benefit of Martha Elizabeth Horton, for which Mr. Horton serves as co-trustee. Mr. Horton disclaims beneficial ownership with respect to any shares of Common Stock not owned of record by him.

(2)

The calculation of this percentage is based on 343,278,561 shares of Common Stock outstanding as of December 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022 filed with the Securities and Exchange Commission on January 25, 2023.

CUSIP No. 23331A109	Schedule 13G	Page 7

1.	Name of Reporting Persons: Douglas Reagan Horton
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,139,376
	6.	Shared Voting Power: 27,369,682
	7.	Sole Dispositive Power: 4,139,376
	8.	Shared Dispositive Power: 27,369,682

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,509,058 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.18% (2)
12.	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 19,435,892 shares held of record by Horton Family Limited Partnership, (ii) 5,065,801 shares held of record by Horton Family Limited Partnership II, (iii) 500,000 shares held of record by RM Horton, Ltd, (iv) 2,956,166 shares held of record by Alta Drive, Ltd., (v) 683,210 shares held in trusts for the benefit of his children and the children of Donald Ryan Horton, for which Mr. Horton serves as trustee, (vi) 1,499,984 shares held in trusts for the benefit of Donald Ray Horton, for which Mr. Horton serves as co-trustee, and (vii) 1,368,005 shares held in trust for the benefit of Martha Elizabeth Horton, for which Mr. Horton serves as co-trustee. Mr. Horton disclaims beneficial ownership with respect to any shares of Common Stock not owned of record by him.

(2)

The calculation of this percentage is based on 343,278,561 shares of Common Stock outstanding as of December 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022 filed with the Securities and Exchange Commission on January 25, 2023.

Item 1.(a).	Name of Issuer

D.R. Horton, Inc. (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:

1341 Horton Circle

Arlington, TX 76011

Item 2(a).	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Horton Family Limited Partnership

(ii)	Horton Family GP, L.L.C.

(iii)	Horton Family Limited Partnership II

(iv)	Double R GP, L.L.C.

(v)	Donald Ryan Horton

(vi)	Douglas Reagan Horton

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2021, a copy of which is filed herewith as Exhibit 1.

Item 2(b).	Address of Principal Business Office

1501 Alta Drive

Fort Worth, TX 76107

Item 2(c).	Citizenship

Each of Horton Family Limited Partnership, Horton Family GP, L.L.C., Horton Family Limited Partnership II and Double R GP, L.L.C. is organized under the laws of the State of Texas. Donald Ryan Horton and Douglas Reagan Horton are each U.S. citizens.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

23331A109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page. Horton Family Limited Partnership directly holds 19,435,892 shares of Common Stock. Horton Family GP, L.L.C., as the general partner of Horton Family Limited Partnership, may be deemed to beneficially own the shares held directly by Horton Family Limited Partnership. Horton Family GP, L.L.C. is a manager-managed limited liability company. Each of Donald Ryan Horton and Douglas Reagan Horton are managers of Horton Family GP, L.L.C. and may be deemed to beneficially own, and to share voting and dispositive power over, the shares held directly by Horton Family Limited Partnership.

Horton Family Limited Partnership II directly holds 5,065,801 shares of Common Stock. Double R GP, L.L.C., as the general partner of Horton Family Limited Partnership II, may be deemed to beneficially own the shares held directly by Horton Family Limited Partnership II. Double R GP, L.L.C. is a manager-managed limited liability company. Each of Donald Ryan Horton and Douglas Reagan Horton are managers of Double R GP, L.L.C. and may be deemed to beneficially own, and to share voting and dispositive power over, the shares held directly by Horton Family Limited Partnership II.

Donald Ryan Horton serves as trustee of the Ryan Horton Revocable Trust, which is the sole member of Sea Mint GP, L.L.C., which is the general partner of Sea Mint Pond, L.P., the holder of record of 3,485,240 shares of Common Stock. As a result, Mr. Horton may be deemed to beneficially own, and to possess sole voting and dispositive power over, the shares of Common Stock held directly by Sea Mint Pond, L.P. Mr. Horton also serves as trustee for a total of 684,111 shares of Common Stock held in trusts for the benefit of his children and the children of Douglas Reagan Horton and therefore may be deemed to beneficially own, and to possess sole voting and dispositive power over, such shares. In addition, Mr. Horton serves as co-trustee for 1,499,984 shares of Common Stock held in trust for the benefit of Donald Ray Horton and 1,368,005 shares of Common Stock held in trust for the benefit of Martha Elizabeth Horton and therefore may be deemed to beneficially own, and to share voting and dispositive power over, such shares.

Douglas Reagan Horton serves as trustee of the Reagan Horton Revocable Trust, which is the sole member of RayRay LLC, which is the general partner of Alta Drive, Ltd., the holder of record of 2,956,166 shares of Common Stock. As a result, Mr. Horton may be deemed to beneficially own, and to possess sole voting and dispositive power over, the shares of Common Stock held directly by Alta Drive, Ltd. Mr. Horton and his spouse are the managers of RMDM Management, L.L.C., which is the general partner of RM Horton, Ltd., the holder of record of 500,000 shares of Common Stock. As a result, Mr. Horton may be deemed to beneficially own, and to possess shared voting and dispositive power over, the shares of Common Stock held directly by RM Horton, Ltd. Mr. Horton also serves as trustee for a total of 683,210 shares of Common Stock held in trusts for the benefit of his children and the children of Donald Ryan Horton and therefore may be deemed to beneficially own, and to possess sole voting and dispositive power over, such shares. In addition, Mr. Horton serves as co-trustee for 1,499,984 shares of Common Stock held in trust for the benefit of Donald Ray Horton and 1,368,005 shares of Common Stock held in trust for the benefit of Martha Elizabeth Horton and therefore may be deemed to beneficially own, and to share voting and dispositive power over, such shares.

Each of Donald Ryan Horton and Douglas Reagan Horton disclaim beneficial ownership with respect to any shares of Common Stock not owned of record by such reporting person.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Stock listed on such Reporting Person’s cover page.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

HORTON FAMILY LIMITED PARTNERSHIP
By: Horton Family GP, L.L.C., its general partner

By:	/s/ Donald Ryan Horton
Name:	Donald Ryan Horton
Title:	Manager

By:	/s/ Douglas Reagan Horton
Name:	Douglas Reagan Horton
Title:	Manager

HORTON FAMILY GP, L.L.C.

By:	/s/ Donald Ryan Horton
Name:	Donald Ryan Horton
Title:	Manager

By:	/s/ Douglas Reagan Horton
Name:	Douglas Reagan Horton
Title:	Manager

HORTON FAMILY LIMITED PARTNERSHIP II
By: Horton Family GP, L.L.C., its general partner

By:	/s/ Donald Ryan Horton
Name:	Donald Ryan Horton
Title:	Manager

By:	/s/ Douglas Reagan Horton
Name:	Douglas Reagan Horton
Title:	Manager

DOUBLE R GP, L.L.C.

By:	/s/ Donald Ryan Horton
Name:	Donald Ryan Horton
Title:	Manager

By:	/s/ Douglas Reagan Horton
Name:	Douglas Reagan Horton
Title:	Manager

DONALD RYAN HORTON

/s/ Donald Ryan Horton

DOUGLAS REAGAN HORTON

/s/ Douglas Reagan Horton

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated February 16, 2021, among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons on February 16, 2021).